

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2012

Via E-mail
Mario J. Gabelli
Chief Executive Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

      Re: **GAMCO Investors, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 23, 2011
               File No. 001-14761

Dear Mr. Gabelli:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Sebastian Gomez Abero for

                      Suzanne Hayes
                      Assistant Director